FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1           Translation of letter to the Buenos Aires Stock Exchange dated May 21, 2014.

TRANSLATION

Autonomous City of Buenos Aires, May 21, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary and Extraordinary Shareholders' Meeting of YPF S.A.
 on 4/30/2014 and its  Continuation Session on 5/21/2014 - Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter V, Article 75 of the Buenos Aires Stock Exchange Regulations.

In that connection, I hereby inform you that on the date hereof, having complied with all of the applicable legal requirements, the Continuation Session held on May 21st of this year of the General Ordinary and Extraordinary Shareholders Meeting of YPF S.A. held on April 30 of this year was reconvened with 97.47% of YPF S.A.'s outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration of each of the matters of the agenda that were discussed, which were approved by the majority of the computable votes (without taking voluntary abstentions into consideration):

“2.  Consideration of the Board of Directors' resolution regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares held by the Company in accordance with Section 64 et seq. of Law No. 26,831. Exemption from the preemptive offer of shares to shareholders pursuant to Section 67 of Law No. 26,831.”

The Shareholders’ meeting resolved to authorize the delivery to the Company’s employee beneficiaries of the long-term share compensation plan of the Company’s shares acquired for this purpose, approved by the Board of Directors, waiving the preemptive rights of the shareholders with respect to the transfer of title of such shares, as authorized by Section 67 of Law No. 26,831.

“7.  Extension of the powers delegated to the Board of Directors to determine the terms and conditions of the notes issued under the current Global Medium-Term Notes Program.”

The Shareholders’ meeting resolved to extend for another two years beginning September 13, 2014, the powers delegated to the Board of Directors to determine the terms and conditions of the Notes issued under the current Program. In this regard, to delegate to the Board of Directors  the authority to: (i) determine all the terms and conditions of the issuance of the Notes under the Program; (ii) negotiate and sign all necessary contracts and documentation relating to the

TRANSLATION

Program, its updates and respective Notes (including, without limitation, the possibility of updating the Program, its respective pricing supplements and the certificates representing the Notes); (iii) perform all necessary actions regarding the Program and the Notes before the Argentine National Securities Commission, the Buenos Aires Stock Exchange, Mercado Abierto Electrónico S.A., and/or any other stock exchange or organized market of the country and/or abroad, and before any supervisory authority or relevant entity - including without limitation the Central Bank of the Republic of Argentina and Caja de Valores S.A., among others; and (iv) subdelegate the total exercise of the powers referenced to one or more of its members, or to one or more of the senior executives of the Company.

“18. Consideration of the withdrawal of the corporate liability action initiated by the Company against Mr. Antonio Brufau Niubó.”

The Shareholders’ meeting approved the withdrawal of the corporate liability action approved by the meeting of May 30, 2013, and accordingly of the corporate liability action initiated by the Company against Mr. Antonio Brufau Niubó and of the right invoked in the action.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 23, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer